UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)*

USELL.COM, INC.
(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

917296204
(CUSIP Number)

Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 2 of 22 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
825,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
825,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
825,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.9% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  See Item 2 and Item 5.   Includes (i) 550,000 shares of Common Stock (“Shares”) and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.

(2)  This calculation is rounded to the nearest tenth and is based upon 28,632,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494) and (ii) 275,000 Shares issuable under warrants that are immediately exercisable.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 3 of 22 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
450,000 shares of Common Stock(1)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
450,000 shares of Common Stock(1)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,000 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  See Item 2 and Item 5.  Includes (i) 300,000 Shares and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.

(2)  This calculation is rounded to the nearest tenth and is based upon 28,507,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494) and (ii) 150,000 Shares issuable under warrants that are immediately exercisable.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 4 of 22 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000 shares of Common Stock

	8	SHARED VOTING POWER
12,757,837 shares of Common Stock(1)

	9	SOLE DISPOSITIVE POWER
200,000 shares of Common Stock

	10	SHARED DISPOSITIVE POWER
12,757,837 shares of Common Stock(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,957,837 shares of Common Stock(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.3% of outstanding shares of Common Stock(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  See Item 2 and Item 5.
(2)  This calculation is rounded to the nearest tenth and is based upon 34,782,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494); (ii) 275,000 Shares issuable under warrants that are immediately exercisable by the Trust; (iii) 150,000 Shares issuable under warrants that are immediately exercisable by M3C; and (iv) 6,000,000 Shares issuable upon the conversion of the Note (defined in Item 3) by Piton.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 5 of 22 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
11,358,837 shares of Common Stock(1)(2)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
11,358,837 shares of Common Stock(1)(2)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,358,837 shares of Common Stock(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1% of outstanding shares of Common Stock(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  Includes 500,000 Shares beneficially owned by Piton under options (the “Scott Tepfer Options”) it acquired on December 20, 2016 from Scott Tepfer, President of We Sell Cellular LLC (which is a subsidiary of the Issuer) and a Director and Executive Vice President of the Issuer.  The Scott Tepfer Options grant Piton the right to acquire up to 500,000 Shares from Scott Tepfer for $1.00 per share.  The Scott Tepfer Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.   Also includes 6,000,000 Shares issuable upon the conversion of the Note by Piton. The Note bears interest at the rate of 5% per annum. At the election of Piton, all principal and accrued interest under the Note may be converted into the Issuer's common stock using an initial conversion price of $0.30 per share. The terms of the Note are described in greater detail in the Form 8-K filed by the Issuer on November 21, 2018 (File No. 000-50494).
(2)  See Item 2 and Item 5.
(3)  This calculation is rounded to the nearest tenth and is based upon 34,357,999 Shares outstanding, which is the sum of (i) 28,357,999 Shares outstanding as of November 19, 2018 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2018 (File No. 000-50494) and (ii) 6,000,000 Shares issuable upon the conversion of the Note by Piton.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 6 of 22 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 4”) amends the Schedule 13D filed on December 30, 2016 (the “Original Schedule 13D”), as amended on June 2, 2017 (“Amendment No. 1”), November 22, 2017 (“Amendment No. 2”) and October 26, 2018 (“Amendment No. 3”).  The Original Schedule 13D, Amendment No.1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 are collectively referred to herein as the “Schedule 13D”.  Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3).  The Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3) remains in full force and effect, except as specifically amended by this Amendment No. 4.  This Amendment No. 4 is being filed to report (i) Piton’s acquisition of the Note (defined in Item 3) and certain matters related thereto and (ii) the succession of Cornice Fiduciary Management LLC (the “Trustee Company”) as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the “Trust”).
Item 2.     Identity and Background.
Item 2(a) of the Schedule 13D is hereby amended by replacing references to “Leslie J. Schreyer” with “Cornice Fiduciary Management LLC”.
Item 2(c)(i) of the Schedule 13D is hereby amended and restated to read as follows:
The principal business of the Trust is to make various investments from time to time for the benefit of the issue of Jonathan D. Sackler. The Trustee Company, a Wyoming limited liability company, is the trustee of the Trust.  Leslie J. Schreyer and Jeffrey Robins, each of whom is a citizen of the United States and an attorney at Norton Rose Fulbright (US) LLP, 1301 Avenue of the Americas, New York, NY 10019, are officers of the Trustee Company.  None of the Trustee Company, Mr. Schreyer or Mr. Robins has been involved in any proceeding requiring disclosure under Items 2(d) or (e) of the Schedule 13D.
Item 2(f) of the Schedule 13D is amended to state that the Trust is a Wyoming trust.
Item 3.     Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
As of November 27, 2018, the Reporting Persons had collectively purchased an aggregate of 12,957,837 Shares (which includes Shares that can be purchased pursuant to certain warrants and options and the Note, as described below) over the course of various transactions for consideration totaling approximately $8.2 million.
On November 20, 2018, Piton entered into a Securities Purchase Agreement with the Company (the “Securities Purchase Agreement”) pursuant to which Piton loaned the Company $1.8 million in consideration of the issuance of an unsecured convertible promissory note by the Company to Piton (the “Note”).  The Note bears interest at the rate of 5% per annum. At the election of Piton, all principal and accrued interest under the Note may be converted into the

SCHEDULE 13D/A
CUSIP No. 917296204	Page 7 of 22 Pages

Company’s common stock using an initial conversion price of $0.30 per share. The terms of the Note are described in greater detail in the Form 8-K filed by the Company on November 21, 2018 (File No. 000-50494). In connection with purchasing the Note, Piton executed a Stock Purchase Agreement with Brian Tepfer on November 20, 2018 (the “2018 Brian Tepfer SPA”).  Pursuant to the 2018 Brian Tepfer SPA, Piton received the right to purchase up to a yet-to-be determined amount of common stock from Brian Tepfer for a purchase price of $0.20 per share (the “2018 Brian Tepfer Option”). The number of shares that Piton can purchase from Brian Tepfer pursuant to the 2018 Brian Tepfer Option will be communicated to Piton by the Company on or around December 3, 2018.
Also on November 20, 2018, Leslie J. Schreyer resigned as trustee of the Trust and the Trustee Company was appointed successor trustee of the Trust (the “Change in Trustee”). Because Mr. Schreyer has resigned as trustee of the Trust, he is no longer a reporting person for the Shares held by the Trust. No consideration was paid in connection with the Change in Trustee and, accordingly, the Trust continues to beneficially own the Shares following the Change in Trustee.
On October 24, 2018, Piton and Brian Tepfer, Chief Executive Officer of We Sell Cellular LLC (which is a subsidiary of the Company) and a former director and Executive Vice President of the Company, signed an amendment (the “Amendment”) to their 2016 Purchase Agreement (defined in Item 6) to reduce the exercise price of the options granted by Brian Tepfer to Piton (the “2016 Brian Tepfer Options”) under their 2016 Purchase Agreement from $1.00 per share to $0.20 per share from October 24, 2018 until 11:59 PM on December 16, 2018.  On October 24, 2018, Piton exercised the 2016 Brian Tepfer Options in full by delivering written notice to Brian Tepfer pursuant to their 2016 Purchase Agreement and therefore acquired 500,000 Shares from Brian Tepfer for $100,000 on October 31, 2018 (such transaction, the “2018 Option Exercise”).  A copy of the Amendment is attached hereto as Exhibit K and incorporated herein by reference.
The Trust has the right to acquire 275,000 Shares under previously issued warrants that are immediately exercisable, and M3C has the right to acquire 150,000 Shares under previously issued warrants that are immediately exercisable (the “Warrants”).  The issuance of the Warrants was reported in a Form 8-K filed by the Company on August 15, 2014 (File No. 000-50494), with the form of the Warrants attached thereto as Exhibit 4.1.  Additionally, Piton has the right to acquire 500,000 Shares under options it acquired on December 20, 2016 from Scott Tepfer, President of We Sell Cellular LLC (which is a subsidiary of the Company) and a Director and Executive Vice President of the Company, pursuant to their 2016 Purchase Agreement (the “Scott Tepfer Options”).  The Scott Tepfer Options grant Piton the right to acquire up to 500,000 Shares from Scott Tepfer for $1.00 per share.  The Scott Tepfer Options expire on December 20, 2021 and may be exercised by Piton immediately in one or more transactions.
Certain Shares reported herein as beneficially owned by the Trust, M3C and Piton may be held from time to time in margin accounts established with such Reporting Persons’ prime broker(s).  Therefore, a portion of the purchase price for the Shares may have been obtained through margin borrowing.  The Shares are held by the applicable Reporting Person in one or more commingled margin account(s), which may extend margin credit to the Reporting Person from time to time subject to applicable federal margin regulations, stock exchange rules and the

SCHEDULE 13D/A
CUSIP No. 917296204	Page 8 of 22 Pages

prime brokers’ credit policies. Certain positions held in the margin account are then pledged as collateral for the repayment of debit balances in the account. Each Reporting Person used cash on hand to fund the portion of the purchase price for the Shares that were not obtained through margin borrowing.
Item 4.     Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:
Piton’s acquisition of the Note and the other matters contemplated thereby (including Piton’s acquisition of the 2018 Brian Tepfer Option pursuant to the 2018 Brian Tepfer SPA) as described in this Amendment No. 4 are hereby incorporated by reference to the extent that they constitute plans or proposals of any of the Reporting Persons with respect to the acquisition of additional securities of the Issuer, a material change of the capitalization or as otherwise required to be described in Item 4.
The Change in Trustee occurred on November 20, 2018, as described in Item 3 of this Amendment No. 4.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 9 of 22 Pages

Item 5.     Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	825,000	2.9%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	825,000	2.9%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	825,000	2.9%

	2. M3C3
	Sole Voting Power	450,000	1.6%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	450,000	1.6%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	450,000	1.6%

1 This calculation is rounded to the nearest tenth and is based upon 28,357,999 Shares outstanding as of November 19, 2018, as reported in the Issuer's Quarterly Report on Form 10-Q filed on November  19, 2018 (File No. 000-50494) (unless otherwise noted below).

2        The Trust is a member of Piton, along with other “Family Clients” (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the “Family Office Rule”)) of Kokino.  The Shares and percent of class beneficially owned by the Trust include 275,000 Shares issuable under the Warrants, which are immediately exercisable, but does not include any Shares beneficially owned by Piton.

3 M3C is a member of Piton, along with other Family Clients of Kokino.  The Shares and percent of class beneficially owned by M3C include 150,000 Shares issuable under the Warrants, which are immediately exercisable, but does not include any Shares beneficially owned by Piton.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 10 of 22 Pages

	Shares Beneficially Owned	Percent of Class[1]
3. Mr. Averick[4]
Sole Voting Power	200,000	0.6%
Shared Voting Power	12,757,837	36.7%
Sole Dispositive Power	200,000	0.6%
Shared Dispositive Power	12,757,837	36.7%
Aggregate Voting and Dispositive Power	12,957,837	37.3%

4. Piton[5]
Sole Voting Power	11,358,837	33.1%
Shared Voting Power	-0-	0%
Sole Dispositive Power	11,358,837	33.1%

4        Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton.  As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 12,957,837 Shares, which is the sum of 200,000 Shares Mr. Averick purchased in the November 2017 Transaction and the following Shares beneficially owned by Mr. Averick and other Reporting Persons: (i) 825,000 Shares beneficially owned by the Trust; (ii) 450,000 Shares beneficially owned by M3C; (iii) 11,358,837 Shares beneficially owned by Piton; and (iv) 124,000 Shares beneficially owned by Mr. Averick with his wife. With respect to the 124,000 Shares beneficially owned by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). Also, Mr. Averick's incentive compensation as an employee of Kokino, which is calculated in Kokino's discretion, may be based, among other things, on the performance of Shares held by the Trust, M3C and Piton. Such compensation may be paid in cash and/or by way of increasing Mr. Averick's minority interest in Piton (either directly or indirectly through PCM). The Shares and percent of class beneficially owned by Mr. Averick include (i) 275,000 Shares issuable under the Warrants, which are immediately exercisable by the Trust; (ii) 150,000 Shares issuable under Warrants, which are immediately exercisable by M3C; and (iii) 6,000,000 Shares issuable upon the conversion of the Note (defined in Item 3) by Piton.

5      Piton is a pooled investment vehicle formed for the benefit of a single family and certain “key employees” (as defined in the Family Office Rule) of Kokino.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust’s, M3C’s and Piton’s respective investments in Shares. PCM and Kokino are each a “family office” (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13D.  The Shares and percent of class beneficially owned by Piton includes (i) 500,000 Shares beneficially owned by Piton under the Scott Tepfer Options that have not been exercised and (ii) 6,000,000 Shares issuable upon the conversion of the Note by Piton, which is immediately convertible by Piton.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 11 of 22 Pages

	Shares Beneficially Owned	Percent of Class[1]
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	11,358,837	33.1%

(c)
As described in Item 3 and Item 6 (which descriptions are incorporated herein by reference), (i) Piton acquired the Note from the Company on November 20, 2018 as consideration for Piton loaning $1.8 million to the Company in a private placement; (ii) Piton acquired the 2018 Brian Tepfer Option from Brian Tepfer on November 20, 2018 in connection with the Securities Purchase Agreement; and (iii) the 2018 Option Exercise occurred on October 24, 2018.  In addition, the Change in Trustee occurred on November 20, 2018, as described in Item 3 of this Amendment No. 4.  The Change in Trustee does not impact the number of Shares or the percentage of Shares owned by the Trust (or any other Reporting Person).

(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs to the end of Item 6:
As discussed in Item 3 (which discussion is incorporated herein by reference), on November 20, 2018, Piton and the Company executed the Securities Purchase Agreement pursuant to which Piton acquired the unsecured Note from the Company in exchange for Piton loaning $1.8 million to the Company.  The Note bears interest at the rate of 5% per annum. At the election of Piton, all principal and accrued interest under the Note may be converted into the Company’s common stock using an initial conversion price of $0.30 per share. The terms of the Note are described in greater detail in the Form 8-K filed by the Company on November 21, 2018 (File No. 000-50494). In connection with purchasing the Note, Piton executed the 2018 Brian Tepfer SPA.  Pursuant to the 2018 Brian Tepfer SPA, Piton received the 2018 Brian Tepfer Option. The number of shares that Piton can purchase from Brian Tepfer pursuant to the 2018 Brian Tepfer Option will be communicated to Piton by the Company on or around December 3, 2018.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 12 of 22 Pages

References to, and descriptions of, the Securities Purchase Agreement, the Note and the 2018 Brian Tepfer SPA as set forth in this Schedule 13D are qualified in their entirety by the terms of such agreements, copies of which are filed herewith as Exhibit L, Exhibit M and Exhibit N, respectively, and incorporated by reference herein.
Item 7.	Material to be Filed as Exhibits.
The disclosure in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following in appropriate alphabetical order:

Exhibit A.     Amended and Restated Joint Filing Agreement, dated as of November 27, 2018, by and among the Reporting Persons.
Exhibit B.      [Reserved.]
Exhibit L.     Securities Purchase Agreement dated as of November 20, 2018 among the Company, Piton and other purchasers (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 21, 2018 (File No. 000-50494)).
Exhibit M.     Form of Convertible Note Issued by the Company to Piton on November 20, 2018 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on November 21, 2018 (File No. 000-50494)).
Exhibit N.     Form of Stock Purchase Agreement executed by Brian Tepfer and Piton effective as of November 20, 2018.

SCHEDULE 13D/A
CUSIP No. 917296204	Page 13 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: November 27, 2018
Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
	By:	/s/ Jeffrey Robins
Jeffrey Robins Vice President
M3C Holdings LLC
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

SCHEDULE 13D/A
CUSIP No. 917296204	Page 14 of 22 Pages

EXHIBIT A
Amended and Restated
Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.”  This agreement amends and restates that certain Joint Filing Agreement, dated as of December 30, 2016, by and among Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler, M3C Holdings LLC, Robert Averick and Piton Capital Partners LLC.

The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, with respect to uSell.com, Inc., and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: November 27, 2018
Cornice Fiduciary Management LLC, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
	By:	/s/ Jeffrey Robins
Jeffrey Robins Vice President
M3C Holdings LLC
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
	By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

SCHEDULE 13D/A
CUSIP No. 917296204	Page 15 of 22 Pages

EXHIBIT N

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is entered into as of November 20, 2018, by and between Brian Tepfer (the “Seller”) and the purchasers executing the signature page herein (collectively, the “Purchasers”).  The Purchasers and the Seller may sometimes be referred to herein collectively as the “Parties.”

WHEREAS, the Seller, the Executive Vice President of usell.com, Inc. (the “Company”), owns approximately 3,500,000 shares of the Company’s issued and outstanding common stock;

WHEREAS, the Seller has agreed to sell up to 3,000,000 of the shares of common stock of the Company (the “Shares”) to investors in the Company’s current $5.5 million Convertible Note private offering (the “Offering”) based upon the pro-rata amount each Purchaser invests in the offering;

WHEREAS, the Purchasers desire to purchase up to their pro-rata amount of the Shares  and the Seller desires to sell the Shares upon the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1. Sale and Purchase of Shares.  The Seller agrees to sell and the Purchasers have the option to purchase the Shares based upon the amount they invested in the Offering for the consideration contained in this Agreement and subject to the terms and conditions of this Agreement.  For the avoidance of doubt, if $4.0 million is raised in this Offering, a Purchaser who purchased a $200,000 Convertible Note from the Company in the Offering (5% of the total Convertible Notes purchased) would have the right to purchase up to 150,000 Shares for $30,000 under this Agreement.  For avoidance of doubt, no Purchaser shall be obligated to purchase its full pro-rata amount or any of the Shares.

2. Purchase Price.  The price per Share shall be $0.20 (the “Purchase Price”).  If executed and delivered this Agreement to the Escrow Agent (defined below) by the Initial Closing (as defined in the Securities Purchase Agreement executed by the Purchaser in connection with the Offering) date, the Company shall notify such Purchaser on December 3, 2018 (or three days following the Initial Closing if later) regarding the total amount that was invested in the Offering as of that date and the amount of Shares that the Purchaser has the option to purchase. Such Purchaser will then notify the Company, Seller and Escrow Agent within two (2) business days thereafter of the amount of such Shares that the Purchaser chooses to purchase (which may be all, some or none of the Shares allocated to Purchaser).  The Purchase Price shall be delivered by the Purchasers to the trust account of Nason, Yeager, Gerson, Harris & Fumero, P.A. (the “Escrow Agent”), by December 10, 2018 (or three days following the Initial Closing if later).  If the Escrow Agent has received the executed Agreement and the Purchase Price, the Seller shall cause the Company to issue a stock certificate in the name of the Purchaser for the purchased Shares.  A copy of the wire transfer instructions is annexed as Exhibit A.

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3. Representations and Warranties of the Seller.  As an inducement to the Purchasers to enter into this Agreement and consummate the transaction contemplated hereby, the Seller hereby makes the following representations and warranties, each of which is true and correct on the date of this Agreement:

3.1 The Seller is the record and beneficial owner of all of the Shares and the Seller owns the Shares, free of any claim, lien, security interest or encumbrance of any nature or kind and, as such, has the exclusive right and full power to sell, transfer and assign the Shares free of any such claim, lien, security interest or encumbrance;

3.2 The Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms. The execution, delivery, and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by the Seller;

3.3 The execution and delivery of this Agreement by the Seller and the observance and performance of the terms and provisions contained herein do not constitute a violation or breach of any material applicable law, or any provision of any other contract or instrument to which the Seller is a party or by which it is bound, or any order, writ, injunction, decree, statute, rule, by-law or regulation applicable to the Seller, except no representation is made to the federal and applicable state securities laws;

3.4 No insolvency proceedings of any character, including without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, designating the Seller as the bankrupt or the insolvent, are pending or, to the knowledge of the Seller, threatened and the Seller has not made an assignment for the benefit of creditors, nor has the Seller taken any action with a view to, or which would constitute the basis for, the institution of any such insolvency proceedings;

3.5 There are no actions, suits, or proceedings pending or, to the best of the Seller’s knowledge, threatened, which could in any manner restrain or prevent the Seller from effectually and legally selling the Shares pursuant to the terms and provisions of this Agreement;

3.6 The Seller has no liability or obligation to pay fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

4. Representations and Warranties of the Purchasers.  As an inducement to the Seller to enter into this Agreement and to consummate the transactions contemplated hereby, the Purchasers, singly and not jointly, hereby make the following representations and warranties, each of which is true and correct as of the date of this Agreement:

4.1 The Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.  This Agreement constitutes the valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms. The

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execution, delivery, and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by the Purchaser;

4.2  The execution and delivery of this Agreement by the Purchaser and the observance and performance of the terms and provisions of this Agreement on the part of the Purchaser to be observed and performed will not constitute a violation of applicable material law or any provision of any contract or other instrument to which the Purchaser is a party or by which it is bound, or any order, writ, injunction, decree statute, rule or regulation applicable to it;

4.3 No insolvency proceedings of any character, including without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, designating the Purchaser as the bankrupt or the insolvent, are pending or, to the knowledge of the Purchaser, threatened and the Purchaser have not made an assignment for the benefit of creditors, nor has the Purchaser taken any action with a view to, or which would constitute the basis for, the institution of any such insolvency proceedings;

4.4 There are no actions, suits, or proceedings pending or, to the best of the Purchaser’s knowledge, threatened, which could in any manner restrain or prevent the Purchaser from effectually and legally purchasing the Shares pursuant to the terms and provisions of this Agreement;

4.5 The Purchaser has no liability or obligation to pay fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement;

4.6 The Purchaser is acquiring the Shares for its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distribution or selling the same, and, except as contemplated by this Agreement, and has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof.  The Purchaser understands that the Shares may not be sold, transferred or otherwise disposed of without registration under the Securities Act of 1933 (the “Act”) or an exemption therefrom, and that in the absence of an effective registration statement covering the Shares or an available exemption from registration under the Act, the Shares must be held indefinitely;

4.7 The Purchasers understand that the Shares are not registered under the Act and are sold in reliance on an exemption from registration under the Act and the Shares will bear a restrictive legend. In the event the Purchaser contemplates any transaction within six (6) months where the legend will be removed or the transaction may require registration or an applicable exemption under the Act or any rule or regulation thereunder, the Purchaser will notify in writing the Seller and provide an opinion of counsel if the Seller requires that is in compliance with the Act;

4.8 Each of the Purchasers represent that: it is an “accredited investor” within the meaning of the applicable rules and regulations promulgated under the Act.  Each of the Purchasers represent and acknowledge that: (i) it is experienced in evaluating and investing in private placement transactions in similar circumstances (ii) it has such knowledge and experience

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in financial and business matters and is capable of evaluating the merits and risks of the investment in the Shares, (iii) it is able to bear the substantial economic risks of an investment the Shares for an indefinite period of time, (iv) it has no need for liquidity in such investment, (v) it can afford a complete loss of such investment, and (vi) it has such knowledge and experience in financial, tax and business matters so as to enable it to utilize the information made available to it in connection with the offering of the Shares to evaluate the merits and risks of the purchase of the Shares and to make an informed investment decision with respect thereto;

5. Survival of Representations and Warranties and Agreements.  All representations and warranties of the parties contained in this Agreement shall survive the date of this Agreement and shall not be affected by any investigation made prior to the date of this Agreement.

6. Indemnification.

6.1 Indemnification Provisions for Benefit of the Purchasers.  In the event the Seller breaches any of its representations, warranties, and/or covenants contained herein and provided that the Purchasers make a written claim for indemnification against the Seller, then the Seller agrees to indemnify the Purchasers from and against the entirety of any losses, damages, amounts paid in settlement of any claim or action, expenses, or fees including court costs and reasonable attorneys' fees and expenses.

6.2 Indemnification Provisions for Benefit of the Seller.  In the event any Purchaser breaches any of its representations, warranties, and/or covenants contained herein and provided that the Seller make a written claim for indemnification against the Purchasers, then such Purchaser agrees to indemnify the Seller from and against the entirety of any losses, damages, amounts paid in settlement of any claim or action, expenses, or fees including court costs and reasonable attorneys' fees and expenses.
7. Disparate Information.  The Purchaser acknowledges and understands that (i) the Seller may possess material nonpublic information regarding the Company not known to the Purchaser that may impact the value of the Shares, including, without limitation, (x) information received by principals and employees of the Company in their capacities as directors, officers, significant stockholders and/or affiliates of the Company, and (y) information otherwise received from the Company on a confidential basis, (collectively, the “Information”), and that the Seller is unable to disclose the Information to the Purchaser. The Purchaser understands, based on its experience, the disadvantage to which the Purchaser is subject due to the disparity of information between the Seller and the Purchaser. Notwithstanding such disparity, the Purchaser has deemed it appropriate to enter into this Agreement.

8. Additional Covenants. The Parties covenant and agree as follows:

8.1 General.  If any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as the other Party may

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request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore under Section 6).

                                8.2       Seller.  The Seller hereby covenants that the Seller will, at the request of the Purchasers, execute, acknowledge and deliver to the Purchasers without further consideration, all such further assignments, conveyances, consents and other documents, and take such other action, as the Purchasers may reasonably request (a) to transfer to, vest and protect the Purchasers and their right, title and interest in the Shares, and (b) otherwise to consummate or effectuate the transactions contemplated by this Agreement.

            9.         Expenses.  Except as otherwise provided in this Agreement, all parties hereto shall pay their own expenses, including legal and accounting fees, in connection with the transactions contemplated herein.

            10.       Severability.  In the event any parts of this Agreement are found to be void, the remaining provisions of this Agreement shall nevertheless be binding with the same effect as though the void parts were deleted.

            11.       Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  The execution of this Agreement may be by actual, electronic or facsimile signature.

            12.       Benefit.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their legal representatives, successors and assigns.  Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective heirs, successors and assigns any rights, remedies, obligations, or other liabilities under or by reason of this Agreement.

            13.       Notices and Addresses. All notices, offers, acceptance and any other acts under this Agreement (except payment) shall be in writing, and shall be sufficiently given if delivered to the addressees in person, by FedEx or similar overnight next business day delivery, or by e-mail delivery followed by overnight next business day delivery, as follows:

            To the Seller:                          Brian Tepfer

             To the Purchasers:                  The address set forth on the signature page attached hereto or to such other address (or e-mail address) as any of them, by notice to the other may designate from time to time.  Time shall be counted from the date of transmission.

            14.       Attorney’s Fees.  In the event that there is any controversy or claim arising out of or relating to this Agreement, or to the interpretation, breach or enforcement thereof, and any action or arbitration proceeding is commenced to enforce the provisions of this Agreement, the

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prevailing party shall be entitled to a reasonable attorney’s fee, including the fees on appeal, costs and expenses.

15. Governing Law.  This Agreement and any dispute, disagreement, or issue of construction or interpretation arising hereunder whether relating to its execution, its validity, the obligations provided herein or performance shall be governed or interpreted according to the internal laws of the State of New York without regard to choice of law considerations.

16. Oral Evidence.  This Agreement constitutes the entire Agreement between the parties and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof.  Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, except by a statement in writing signed by the party or parties against which enforcement or the change, waiver discharge or termination is sought.

17. Assignment.  No Party hereto shall assign its rights or obligations under this Agreement without the prior written consent of the other Party.

18. Section Headings.  Section headings herein have been inserted for reference only and shall not be deemed to limit or otherwise affect, in any matter, or be deemed to interpret in whole or in part any of the terms or provisions of this Agreement.

[Signature Pages Attached]

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IN WITNESS WHEREOF the parties hereto have set their hand and seals as of the above date.

SELLER:
______________________________________________ Brian Tepfer

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PURCHASERS SIGNATURE PAGE
TO TEPFER STOCK PURCHASE AGREEMENT

PURCHASERS:	PURCHASE PRICE	NUMBER OF SHARES
Name: Piton Capital Partners LLC Address: c/o Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 By:_____________________ (Taxpayer Identification Number) Email:	$0.20	______TBD__________